MR

10029718

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM / DD / YY) AND ENDING 12/31/2009 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KDC MERGER ARBITRAGE FUND, LP

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

900 THIRD AVENUE - SUITE 1000
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GLEN M. FRIEDMAN — 212-350-0262
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name – if individual, state last, first, middle name)

300 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GLEN M. FRIEDMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KDC MERGER ARBITRAGE FUND, LP, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

JENNIFER ECCLES
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01EC6211153
Qualified in New York County
Commission Expires September 14, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KDC Merger Arbitrage Fund, LP

Consolidated Statement of Financial Condition
December 31, 2009

KDC Merger Arbitrage Fund, LP
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of KDC Merger Arbitrage Fund, LP

In our opinion, the accompanying consolidated statement of financial condition, including the consolidated condensed schedule of investments, presents fairly, in all material respects, the financial position of KDC Merger Arbitrage Fund, LP and its subsidiary at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the General Partner. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by the General Partner, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2010

KDC Merger Arbitrage Fund, LP
Consolidated Statement of Financial Condition
December 31, 2009

(Expressed in U.S. Dollars)

Assets		
Cash and cash equivalents		$ 11,592,437
Investments owned, at fair value (cost $187,182,244)		
Investments owned	$ 124,144,028	
Investments owned, held by clearing broker	2,292,871	
		126,436,899
Receivable from brokers, dealers and clearing organizations		732,728,465
Dividends and interest receivable		545,254
Unrealized gain on contracts for differences, at fair value		7,516
Furniture and equipment, at cost, net of accumulated depreciation of $1,886,865		227,724
Receivable pursuant to expense limitation agreement		720,878
Other assets		476,691
Total assets		$ 872,735,864
Liabilities and Partners' Capital		
Liabilities		
Bank loans		$ 5,000
Investments sold, but not yet purchased, at fair value (proceeds $150,739,161)		
Investments sold short	$ 79,651,750	
Investments sold short, held by clearing broker	337,925	
		79,989,675
Payable to brokers, dealers and clearing organizations		661,419,585
Dividends and interest payable		412,245
Unrealized loss on contracts for differences, at fair value		25,753
Unincorporated business tax payable		74,185
Withdrawals payable		37,952,786
Other liabilities		2,944,795
Total liabilities		782,824,024
Partners' capital		89,911,840
Total liabilities and partners' capital		$ 872,735,864

The accompanying notes are an integral part of this consolidated financial statement.

KDC Merger Arbitrage Fund, LP
Consolidated Condensed Schedule of Investments
December 31, 2009

Shares, No. of Contracts or Principal Amount	Description		Fair Value	Percent of Partners' Capital
	Investments Owned			
	Common Stocks			
	United States			
	Apparel	$	9,272	0.01%
	Banks			
329,670	JPMorgan Chase & Co.		13,737,349	15.28%
	Other		745,544	0.83%
	Beverages			
157,000	Pepsi Bottling Group Inc.		5,887,500	6.55%
	Business Equipment and Services		2,984,500	3.32%
	Communications Equipment and Service		3,960,875	4.41%
	Conglomerates		81,021	0.09%
	Drug Manufacturer		12,789	0.01%
	Electronics		1,405,500	1.56%
	Energy and Utilities		4,192,538	4.66%
	Entertainment		130,604	0.15%
	Financial Services		4,252,153	4.73%
	Food and Groceries			
250,965	Dean Foods Co.		4,527,409	5.04%
	Other		1,277,400	1.42%
	Help Supply Services			
425,000	MPS Group Inc.		5,839,500	6.49%
	Other		1,224,750	1.36%
	Indices		9,658	0.01%
	Insurance		27,582	0.03%
	Oil and Gas Equipment and Service			
	BJ Services Co.		6,960,120	7.74%
	Other		1,920,800	2.14%
	Other		12,049	0.01%
	Patents and Lessors			
104,973	Marvel Entertainment Inc.		5,671,975	6.31%
	Railroads			
	Burlington Northern Santa Fe		7,889,600	8.77%
	Research Services		1,160,364	1.29%
	Retail		26,905	0.03%
	Software and Service		3,018,925	3.36%
	Synthetics		1,111,120	1.24%

The accompanying notes are an integral part of this consolidated financial statement.

KDC Merger Arbitrage Fund, LP
Consolidated Condensed Schedule of Investments
December 31, 2009

Shares, No. of Contracts or Principal Amount	Description	Fair Value	Percent of Partners' Capital
	Investments Owned		
	Common Stocks		
	United States		
	Telecommunications Equipment and Service		
603,750	Motorola Inc.	4,685,100	5.21%
	Other	1,656	0.00%
	Tools and Accessories		
70,400	Black & Decker Corp	4,564,032	5.08%
	Total United States (cost $109,206,142)	$ 87,328,590	97.13%
	Canada		
	Industrial Products	$ 692,260	0.77%
	Mining	1,221,972	1.36%
	Other	378,639	0.42%
	Total Canada (cost $2,270,657)	$ 2,292,871	2.55%
	China		
	Electronics (cost $91,663)	$ 78,512	0.09%
	France		
	Telecommunications Service and Equipment (cost $27,553,805)	$ 341,747	0.38%
	Germany		
	Telecommunications Service and Equipment		
646,138	Deutsche Telekom AG (cost $9,304,396)	$ 9,498,229	10.56%
	Ireland		
	Rental and Leasing (cost $17,570)	$ 17,860	0.02%
	United Kingdom		
	Consumer Services	$ 570,069	0.63%
	Telecommunications Service and Equipment		
753,375	Vodafone Group Public Ltd. Co.	17,395,429	19.35%
	Total United Kingdom (cost $ 29,984,173)	$ 17,965,498	19.98%
	Total common stocks (cost $178,428,406)	$ 117,523,307	130.71%
	Government Bonds		
	United States		
	U.S. Treasury Bill	$ 2,976,319	3.31%
	Total government bonds (cost $3,000,412)	$ 2,976,319	3.31%

The accompanying notes are an integral part of this consolidated financial statement.

KDC Merger Arbitrage Fund, LP
Consolidated Condensed Schedule of Investments
December 31, 2009

Shares, No. of Contracts or Principal Amount	Description		Fair Value	Percent of Partners' Capital
	Investments Owned			
	Municipal Bonds			
	United States	$	5,320,009	5.92%
	Total municipal bonds (cost $5,279,707)	$	5,320,009	5.92%
	Warrants and Rights			
	United States			
	Other (cost $0)	$	134,400	0.15%
	Germany			
	Medical/Pharmaceutical (cost $0)		4,498	0.01%
	Total warrants and rights (cost $0)	$	138,898	0.16%
	Exchange Traded Equity Options			
	United States			
	Apparel		1,770	0.00%
	Banks		238,875	0.27%
	Biotechnology		11,299	0.01%
	Chemicals		230	0.00%
	Communications Equipment and Service		1,500	0.00%
	Conglomerates		10,800	0.01%
	Drug Manufacturer		500	0.00%
	Energy and Utilities		66	0.00%
	Financial Services		20,870	0.02%
	Insurance		3,240	0.01%
	Retail		600	0.00%
	Software and Service		80	0.00%
	Telecommunications Equipment and Service		40	0.00%
	Trucking		450	0.00%
	Total United States (cost $292,529)		290,320	0.32%
	China			
	Electronics		187,566	0.21%
	Farm Products		480	0.00%
	Total China (cost $ 181,190)		188,046	0.21%
	Total exchange traded equity options (cost $473,719)	$	478,366	0.53%
	Total investments owned (cost $187,182,244)	$	126,436,899	140.63%

Note: Approximately $50.8 million of investments owned and investments sold, but not yet purchased, are identical investments.

The accompanying notes are an integral part of this consolidated financial statement.

KDC Merger Arbitrage Fund, LP
Consolidated Condensed Schedule of Investments
December 31, 2009

Shares, No. of Contracts or Principal Amount	Description	Fair Value	Percent of Partners' Capital
	Contracts for Differences		
	United Kingdom		
	Confectionary	$ 7,516	0.01 %
	Total contracts for differences	$ 7,516	0.01 %
	Investments Sold, But Not Yet Purchased		
	Common Stocks		
	United States		
	Apparel		
	Banks		
(329,700)	JPMorgan Chase & Co.	$ (13,738,599)	-15.28%
	Other	(2,695,679)	-3.00%
	Biotechnology	(149,796)	-0.17%
	Business Equipment and Services	(2,584,373)	-2.87%
	Consumer Goods	(565,040)	-0.63%
	Entertainment	(2,530,786)	-2.81%
	Food and Groceries		
(250,890)	Dean Foods Co.	(4,526,056)	-5.03%
	Oil and Gas Equipment and Service		
(149,807)	Baker Hughes Inc.	(6,064,187)	-6.74%
	Other	(4,782,023)	-5.32%
	Processed and Packaged Goods	(3,068,576)	-3.41%
	Software and Service	(1,032,613)	-1.15%
	Telecommunications Equipment and Service		
(603,789)	Motorola Inc.	(4,685,403)	-5.21%
	Other	(1,236,115)	-1.37%
	Tools and Accessories		
(89,800)	Stanley Works	(4,625,598)	-5.14%
	Trucking	(3,779)	-0.01%
	Total United States (proceeds $77,666,319)	$ (52,288,623)	-58.14%
	Canada		
	Other (proceeds $301,408)	$ (337,925)	-0.38%
	China		
	Electronics (proceeds $419)	$ (416)	-0.01%
	France		
	Telecommunications Service and Equipment (proceeds $28,925,959)	$ (341,721)	-0.38%

The accompanying notes are an integral part of this consolidated financial statement.

KDC Merger Arbitrage Fund, LP
Consolidated Condensed Schedule of Investments
December 31, 2009

Shares, No. of Contracts or Principal Amount	Description	Fair Value	Percent of Partners' Capital
	Investments Sold, But Not Yet Purchased		
	Common Stocks		
	Germany		
	Telecommunications Service and Equipment		
(645,987)	Deutsche Telekom AG (proceeds $10,211,846)	$ (9,496,009)	-10.56%
	Netherlands		
	Rental and Leasing (proceeds $17,970)	$ (18,120)	-0.02%
	United Kingdom		
	Telecommunications Service and Equipment		
(753,375)	Vodafone Group Public Ltd. Co. (proceeds $33,495,574)	$ (17,395,429)	-19.35%
	Total common stocks (proceeds $150,619,494)	$ (79,878,243)	-88.84%
	Exchange Traded Equity Options		
	United States		
	Apparel	(1,380)	0.00%
	Banks	(3,875)	-0.01%
	Biotechnology	(72,903)	-0.08%
	Communications Equipment and Service	(479)	0.00%
	Energy and Utilities	(1,073)	0.00%
	Financial Services	(25,865)	-0.03%
	Insurance	(262)	0.00%
	Trucking	(2,110)	0.00%
	Total United States (proceeds $113,668)	(107,947)	-0.12%
	China		
	Electronics (proceeds $5,999)	(3,485)	0.00%
	Total exchange traded equity options (proceeds $119,667)	$ (111,432)	-0.12%
	Total investments sold, but not yet purchased (proceeds $150,739,161)	$ (79,989,675)	-88.96%
	Contracts for Differences		
	United Kingdom		
	Food	$ (25,753)	-0.03%
	Total contracts for differences	$ (25,753)	-0.03%

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Activities

KDC Merger Arbitrage Fund, LP (the "Partnership"), a Delaware limited partnership formed on March 12, 1981, is registered as a broker-dealer under Federal and New York State securities laws and as an investment adviser under the Investment Advisers Act of 1940. The Partnership engages primarily in risk arbitrage investing (i.e., investing in the securities of public companies which are the subjects of announced mergers), the related trading of securities and options, and securities lending.

In January 2009, Class B Interests were created for investors who want to participate in profits derived exclusively from the Partnership's securities lending business. Class B Interests are only issued to an affiliated entity, KDC Alpha Securities Fund, LP ("Alpha"), a Delaware limited partnership. Alpha invests substantially all of its assets in the Partnership and had a 41% interest in the Partnership at December 31, 2009. All of the limited partnership interests in the Partnership prior to January 2009 have been deemed Class A Interests.

Kellner DiLeo & Co., LLC is the General Partner ("General Partner") of the Partnership.

2. Significant Accounting Policies

Basis of Presentation

The Partnership's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America. The Partnership has evaluated subsequent events through February 26, 2010.

Basis of Consolidation

The consolidated financial statements include the accounts of the Partnership and its wholly owned subsidiary KDC (UK) Limited. The Partnership and its subsidiary are collectively referred to hereinafter as the Partnership. All material intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include cash held on deposit and short-term investments with original maturities of three months or less. These balances are held at two commercial banks and, at times, may exceed FDIC insurable limits.

Investment Transactions

Financial instruments, including options, are recorded at fair value. Purchases and sales of financial instruments are recorded on a trade-date basis. Dividends on investments owned and on investments sold, but not yet purchased, are recognized on the ex-dividend date.

Investments which are listed on a national securities exchange are valued by the Partnership at their last sale price on the date of valuation, or, if no sales occurred on that date, at the mean "bid" and "asked" prices on that date. Investments for which quotations are not readily available or whose quotes are deemed to be inappropriate by the General Partner, are valued at estimated fair value as determined in good faith by the General Partner, based on, among other things, the type of investment or underlying investment, marketability (or absence thereof), cost and quotations from outside brokers. The fair value of financial instruments determined by the General Partner is based upon available information and is not necessarily indicative of an amount that the Partnership could realize in a current transaction. Because of the inherent uncertainty of valuation for these investments, the estimated fair value may not necessarily represent amounts that might be ultimately realized, since such amounts depend on future circumstances, and the difference could be material.

Securities Lending Activities
Securities borrowed and securities loaned are carried at the amount of cash collateral advanced or received. The Partnership monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

Securities purchased under agreements to resell
Transactions involving purchases of securities under agreements to resell are treated as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest.

Foreign Currency Translation
The accounts of the Partnership are maintained in U.S. dollars. Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign currency exchange rates.

Fixed Assets
Depreciation of furniture and equipment is computed by using the straight-line method over the estimated useful lives of the related assets (generally five to seven years). Computer equipment is depreciated over five years. Communications equipment is depreciated over ten years.

In-Kind Subscriptions
During the year, the Partnership received marketable securities with a fair value of $9,694,686 as of the dates of their contribution. They were recorded as in-kind contributions from Class B interests.

Withdrawals Payable
The Partnership recognizes withdrawals pursuant to accounting for certain financial instruments with characteristics of both liabilities and equity. Withdrawals are recognized as liabilities, net of incentive allocation, when the amount requested in the withdrawal notice becomes fixed. This generally may occur either at the time of the receipt of the notice, or on the last day of a fiscal period, depending on the nature of the request. As a result, withdrawals paid after the end of the year, but based upon year-end capital balances are reflected as withdrawals payable at December 31, 2009. Withdrawal notices received for which the dollar amount is not fixed remains in capital until the amount is determined. Withdrawals payable are treated as capital for purposes of allocations of gains and losses pursuant to the Partnership's governing documents.

Income Taxes
The Partnership itself is not subject to U.S. Federal income taxes; each Partner is individually liable for income taxes, if any, on its share of the Partnership's net taxable income. Interest, dividends and other income realized by the Partnership from non-U.S. sources and capital gains realized on the sale of the securities of non-U.S. issuers may be subject to withholding and other taxes levied by the jurisdiction in which the income is sourced.

Certain activities of the Partnership have caused the Partnership to be subject to New York City Unincorporated Business Tax at a rate of 4% of adjusted net taxable income.

The General Partner files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Partnership is subject to examination by federal, state, local and foreign jurisdictions, where applicable.

In accordance with authoritative guidance under US GAAP, the Partnership adopted the authoritative guidance on accounting for and disclosure of uncertainty in tax positions on January 1, 2009, which required the General Partner to determine whether a tax position of the Partnership is more likely than

not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. As of December 31, 2009, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2006 for ward (with limited exceptions).

Clearing Agreement

The Partnership clears certain of its investments through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Partnership and the clearing broker, the clearing broker has the right to charge the Partnership for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Partnership has no maximum amount and applies to all trades executed through the clearing broker, the Partnership believes that there is no determinable amount assignable to this right. At December 31, 2009, the Partnership has recorded no liabilities with regard to this right.

In addition, the Partnership has the right to pursue collection or performance from the counterparties who do not perform their contractual obligations. The Partnership monitors the credit standings of the clearing broker and all counterparties with which it conducts business.

Use of Estimates and Indemnifications

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this consolidated financial statement. Actual results could differ from those estimates.

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. However, based on experience, the Partnership expects the risk of loss to be remote.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2009 consist of the following:

Securities borrowed	$	699,531,877
Securities purchased under agreements to resell	$	26,000,000
Other amounts due from brokers, dealers and clearing organizations		7,196,588
Total receivable	$	732,728,465
Securities loaned	$	653,444,096
Other amounts payable to brokers, dealers and clearing organizations		7,975,489
Total payable	$	661,419,585

4. Investments Owned and Investments Sold, but Not Yet Purchased

Under authoritative guidance under US GAAP on accounting for transfers of financial assets and repurchase financing transactions, investments owned which can be resold or re-hypothecated by the holder have been reclassified on the Consolidated Statement of Financial Condition to investments owned and held by clearing broker.

Investments sold, but not yet purchased, represent obligations of the Partnership to deliver specified investments at the contracted prices and thereby create a liability to repurchase the investments in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet market risk, as the Partnership's ultimate obligation to satisfy investments sold, but not yet purchased, may exceed the amount recognized in the consolidated financial statement.

The Partnership has loaned to brokers and dealers, securities having a market value of $614,001,800. In addition, the Partnership has borrowed from brokers and dealers, securities having a market value of $686,405,418.

5. Bank Loans

Bank loans at December 31, 2009 consist of demand loans of $5,000, which bear interest at a rate of 1.45%. Such loans are collateralized by certain of the Partnership's marketable securities which are valued at $188,550 on December 31, 2009.

6. Financial Instruments

Effective January 1, 2009, the Partnership adopted amendments to authoritative guidance on disclosures about derivative instruments and hedging activities which require that the Fund disclose: a) how and why an entity uses derivative instruments, b) how derivative instruments and related hedged items are accounted for and c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The adoption of the additional disclosure requirements did not materially impact the Partnership's financial statement.

The Partnership enters into transactions in derivative financial instruments with varying degrees of off-balance sheet risk as part of its normal proprietary trading activities and in order to reduce its exposure

to market risk in connection with these activities. The values of these instruments are a function of the underlying securities values and volatilities and interest rates. These transactions include the purchases and sales of equity option contracts. A buyer of an option has the right to purchase (in the case of a call option) or sell (in the case of a put option) a specified quantity of a specific financial instrument at a specified price prior to or on a specified expiration date. A writer of an option is exposed to the risk of loss if the market price of the underlying financial instrument declines (in the case of a put option) or increases (in the case of a call option). A writer of a call option can never profit by more than the premium paid by the buyer, but can lose an unlimited amount.

The Partnership may enter into contracts for differences ("CFD") as part of its investment strategies. A CFD is an agreement between two parties to exchange the difference between the opening price and the closing price of an underlying security, at the close of the contract, multiplied by the number of shares specified within the contract. Such transactions are stated at fair value and are subject to margin and collateral requirements as stipulated by the counterparty. Net unrealized gains are reported as an asset and net unrealized losses are reported as a liability on the Consolidated Statement of Financial Condition.

A summary of the fair value of the Partnership's derivative financial instruments is as follows:

	Notional/ contractual amount	Gross Derivative Assets	Gross Derivative Liabilities
Equity options	$ 1,219,750	$ 478,366	$ 111,432
Contracts for differences	$ 582,990	$ 7,516	$ 25,753
Warrants and Rights	$ 397,640	$ 138,898	$ -

The majority of the Partnership's transactions relate to trading in quoted securities on national securities exchanges with a diverse group of corporate and institutional counterparties. The securities loaned and securities borrowed transactions are collateralized and executed with major domestic and international brokers and dealers. The Partnership's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations for such transactions can be directly impacted by a volatile trading market which may impair the counterparties' ability to satisfy their obligations to the Partnership. Securities loaned and securities borrowed transactions are entered into to facilitate the trading operations and as part of a conduit business. Exposure is monitored on a daily basis, with additional collateral obtained or refunded as necessary.

7. Fair Value Measurement

In accordance with the authoritative guidance on Fair Value Measurements and Disclosures under US GAAP, the Partnership establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under Fair Value Measurements are as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3 Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the General Partner. The General Partner considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the General Partner's perceived risk of that instrument.

Investments whose values are based on quoted market prices in active markets, and are therefore classified within level 1, include active listed equities and listed equity options. The General Partner does not adjust the quoted price for such instruments, even in situations where the Partnership holds a large position and a sale could reasonably impact the quoted price.

Investments that trade in markets that are not considered to be active, but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs are classified within level 2. These include contracts for differences which have inputs which can generally be corroborated by market data. As level 2 investments are not traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability, which are generally based on available market information.

Investments classified within level 3 have significant unobservable inputs, as they trade infrequently or not at all. Level 3 instruments include warrants on non public entities and securities which are non-transferable. When observable prices are not available for these securities, the General Partner uses one or more valuation techniques (e.g., the market approach or the income approach) for which sufficient and reliable data is available. Within level 3, the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of the net present value of estimated future cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors.

The inputs used by the General Partner in estimating the value of level 3 investments include the original transaction price, recent transactions in the same or similar instruments, completed or pending third-party transactions in the underlying investment or comparable issuers, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows. Level 3 investments may also be adjusted to reflect illiquidity and/or non-transferability, with the amount of such discount estimated by the General Partner in the absence of market information. The fair value measurement of level 3 investments does not include transaction costs that may have been capitalized as part of the security's cost basis. Assumptions used by the General Partner due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Partnership's results of operations.

The following table presents the financial instruments carried on the Consolidated Statement of Financial Condition by caption and by level within the valuation hierarchy as of December 31, 2009.

	Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Investments owned, at fair value	$ 126,290,450	$ -	$ 146,449	$ 126,436,899
Unrealized gain on contracts for differences, at fair value		7,516		7,516
Total	$ 126,290,450	$ 7,516	$ 146,449	$ 126,444,415

	Liabilities at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Investments sold, but not yet purchased, at fair value	$ (79,989,675)	$ -	$ -	$ (79,989,675)
Unrealized loss on contracts for differences, at fair value		(25,753)		(25,753)
Total	$ (79,989,675)	$ (25,753)	$ -	$ (80,015,428)

The following table includes a rollforward of the amounts for the year ended December 31, 2009 for financial instruments classified within level 3. The classification of a financial instrument within level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement.

	Fair Value Measurements using Level 3 Inputs
Investments owned	
Balance at December 31, 2008	$ 83,616
Net purchases and sales	(9,966)
Gains/(Losses)	
Realized	2,059
Net change in unrealized gain	70,740
Balance at December 31, 2009	$ 146,449

Net change in unrealized gain relates to those financial instruments held by the Partnership at December 31, 2009.

8. Commitments and Contingencies

The Partnership is obligated under lease commitments for its office space, which expire in 2013. The leases contain provisions for operating and tax escalations based on increased costs by the lessor. The minimum rental commitments under these leases at December 31, 2009 are as follows:

2010	$ 473,645
2011	584,625
2012	582,512
2013	145,628
	$ 1,786,410

At December 31, 2009, the Partnership is contingently liable for letters of credit aggregating $1,014,750, none of which are collateralized by any of the Partnership's marketable securities. Such letters of credit are primarily used to satisfy margin deposits at clearing organizations. In addition, at December 31, 2009, the Partnership had $7,059,623 of investments owned, which have been deposited as collateral with a clearing organization to satisfy margin deposits.

9. Related Party Transactions

In the normal course of business, the Partnership pays certain expenses on behalf of its affiliated entities. The timing and payment of these amounts periodically causes payables and receivables between the Partnership and the affiliated entities.

The Partnership provides administrative services to certain affiliated entities. The Partnership is reimbursed for all expenses incurred in connection with the provision of services to such affiliated entities. As stipulated in the Partnership's service agreement, the Partnership receives a monthly fee based upon the net assets of the affiliated entities.

At December 31, 2009, approximately $56 million of limited partners' capital is owned or controlled by members or affiliates of the General Partner. Of this amount, approximately $55.6 million relates to investments by two partnerships organized and managed by the General Partner, where substantially all the limited partners are unaffiliated investors.

Other assets at December 31, 2009 include receivables from affiliated entities totaling approximately $205,000. Other liabilities at December 31, 2009 include payables to affiliated entities of approximately $64,000.

Withdrawals payable as of December 31, 2009 include $1,143,985 payable to the General Partner.

10. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1 or "the Rule"), which requires the maintenance of minimum net capital. The Partnership has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital, as defined, of $250,000. The Partnership has net capital of $69,517,284 at December 31, 2009, which exceeds requirements by $69,267,284.

Anticipated partners' capital withdrawals of approximately $1.4 million are expected within the six months following December 31, 2009.

The Partnership claims exemption under the exemptive provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(i), since it maintains no customer accounts.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Partners of KDC Merger Arbitrage Fund, LP:

In planning and performing our audit of the consolidated financial statements of KDC Merger Arbitrage Fund, LP (the "Partnership") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Partners of KDC Merger Arbitrage Fund, LP

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of KDC Merger Arbitrage Fund, LP for the period from April 1, 2009 through December 31, 2009, which were agreed to by KDC Merger Arbitrage Fund, LP, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating KDC Merger Arbitrage Fund, LP's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for KDC Merger Arbitrage Fund, LP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows: Payment dated January 16, 2009 in the amount of $150 was compared to January's monthly bank statement obtained from Nikki Corpora, Fund Controller displaying wire payment on January 16, 2009. Payment in the amount of $35,004 dated February 26, 2009 was compared to check pay to the order of SIPC signed by Glen Friedman, CFO. No differences noted.

2. Compared the sum of Total Revenue amount reported on page 8, plus stock loan fees and net realized gain and change in unrealized loss on investments and derivative contracts, less dividends expense, all as included on the audited Form X-17A-5 for the year ended December 31, 2009 less the corresponding amounts reported on KDC Merger Arbitrage Fund, LP's Focus Reports for the period from January 1, 2009 to March 31, 2009, with the Total revenue amount of $35,986,176 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. No differences noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

   a. Compared additions on line 4, of $4,304,099 to dividends expense of the audited Form X-17A-5 for the year ended December 31, 2009 less the dividend expense for the period January 1, 2009 to March 31, 2009 reported on the monthly "KDC P&L schedule" for the first quarter provided by Nikki Corpora, Fund Controller. No differences noted.

   b. Compared deductions on line 3, of $400,727 to clearance charges of the audited Form X-17A-5 for the year ended December 31, 2009 less the clearance charges for the period January 1, 2009 to March 31, 2009 reported on the monthly "KDC P&L

schedule" for the first quarter provided by Nikki Corpora, Fund Controller. No differences noted.

c. Compared deductions on line 8, of $47,274 to administrative fees of the audited Form X-17A-5 for the year ended December 31, 2009 less the administrative fees for the period January 1, 2009 to March 31, 2009 reported on the "Administrative Fee Income 2009 schedule" provided by Nikki Corpora, Fund Controller. No differences noted.

d. Compared deductions on line 9(i), of $25,840,754 to sum of stock loan fees, dividends expense, and interest expense of the audited Form X-17A-5 for the year ended December 31, 2009 less the dividend expense for the period January 1, 2009 to March 31, 2009 reported on the monthly "KDC P&L schedule" for the first quarter and the stock loan fees and interest amounts on PART IIA Line 13, Code 4075 reported on KDC Merger Arbitrage Fund, LP's Focus Reports for the period from January 1, 2009 to March 31, 2009 provided by Nikki Corpora, Fund Controller. No differences noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $14,001,521 and $35,004, respectively of the Form SIPC-7T. No differences noted.

   b. Recalculated the mathematical accuracy of the dividend expense and clearance charges for the period January 1, 2009 to March 31, 2009 reported on the monthly "KDC P&L schedule" by calculating the sum of such amounts contained thereon for periods January 2009, February 2009 and March 2009. No differences noted.

   c. Recalculated the mathematical accuracy of the administrative fees for the period January 1, 2009 to March 31, 2009 reported on the monthly "Administrative Fee Income 2009 schedule" by calculating the sum of such amounts contained thereon for periods, January 2009, February 2009 and March 2009. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of KDC Merger Arbitrage Fund, LP's, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

025976 FINRA DEC
KDC MERGER ARBITRAGE FUND LP 6*6
900 3RD AVE 10TH FL
NEW YORK NY 10022-4728

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Glen M Friedman (212) 350 0262

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 35004

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ((150))
1/21/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 34854

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 34854

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 34854

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KDC Merger Arbitrage Fund LP
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO
(Title)

Dated the ____ day of ____________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 35,986,176
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	4,304,099
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	4304099
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(400,727)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	(47,274)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ (25,840,753)	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	(25,840,753)
Total deductions	(26,288,754)
2d. SIPC Net Operating Revenues	$ 14,001,521
2e. General Assessment @ .0025	$ 35,004

(to page 1 but not less than $150 minimum)